

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 10, 2021

Danny Yeung
Director
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay, Hong Kong

> **Re: Prenetics Global Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 30, 2021**
> **File No. 333-260928**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1. We note your response to prior comment 1 and re-issue in part. Please revise your disclosure on the prospectus cover page to state that if Chinese regulatory authorities disallow your corporate structure, this would cause the value of your ordinary shares to significantly decline or become worthless.

2. We note your response to prior comment 3 and re-issue in part. Please clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Summary of the Proxy Statement/Prospectus, page 24

3.   We note your response to prior comment 2 and re-issue. The Summary of the Proxy Statement/Prospectus should prominently address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

4.   We note your response to prior comment 8. Please revise your Summary of the Proxy Statement/Prospectus such that the Corporate Structure subsection appears more prominently.

Selected Historical Financial Data of Prenetics, page 45

5.   We note your response to comment 6. In regards to the condensed consolidating schedules provided, please address the following:
   •   We note your description of the consolidation adjustment in a note to the condensed consolidating financial position and results of operation. Please expand your disclosures to better explain these adjustments. For example, based on your current disclosures, it is not clear why there was a $4.4 million consolidating adjustment to the results of operations for the year ended December 31, 2020 and a $4.5 million consolidating adjustment to total liabilities as of December 31, 2020; and
   •   Please disclose why there is no change in the Investment in VIE balance from December 31, 2019 through June 30, 2021, including the methodology used to account for your investments in subsidiaries/VIEs pursuant to IAS 27.

Background of the Business Combination, page 146

6.   We note your response to prior comment 16 and re-issue. Please revise the Background of the Business Combination section to provide more specific details regarding the calculations and financial analyses undertaken by Artisan's management and the Artisan Board that were used to determine that a fully-diluted, pre-money equity valuation of $1.15 billion for Prenetics was reasonable. To the extent that the comparable company analysis presented on page 159 and the projections presented on page 163 were the only financial calculations and analyses prepared or reviewed by Artisan's management and Board in connection with the Business Combination, please so state.

7.   We note your response to prior comment 16. Please revise your disclosure to disclose the valuation of Prenetics Limited in Feburary 2021 at the time of Prenetics' Series D funding round, when an affiliate of the Sponsor invested in Prenetics. Please also revise to discuss why the Artisan Board, which appears to include at least one member who is affiliated with Artisan's Sponsor, did not consider this valuation when evaluating the proposed valuation of Prenetics in the Business Combination.

Financial Statements of Artisan Acquisition Corporation, page F-86

8.   Please provide updated interim financial statements for the period ended September 30, 2021. In this regard, we note the Form 10-Q for the period ended September 30, 2021

was filed by Artisan Acquisition Corporation on November 15, 2021. Please also update the corresponding financial information throughout the filing, including the pro forma financial information.

General

9.   We note your response to prior comment 26 and revised disclosure. Please revise the second graphic of your presentation so that your statement that Circle Snapshot, Circle Medical, Circle One, Circle F1x and Circle Fern are still in development is at least as prominent as each of the logos for those products that appear on the graphic.

Please also revise the third graphic to refrain from presenting expected revenue for periods that have yet to be completed. To the extent you present revenue from historical periods, please also present net income (loss) with equal prominence.

 You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan B. Stone, Esq.